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                       LANOPTICS BUILDING
LANOPTICS LOGO         1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                       PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                       http://www.lanoptics.com   E.Mail: dror@lanoptics.co.il
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Contact:
        Dror Israel - CFO
        LanOptics Ltd.  Israel
        ++972-4-959 6666
        E.Mail: dror@lanoptics.co.il


FOR IMMEDIATE RELEASE

               LANOPTICS TO APPEAL NASDAQ DELISTING NOTIFICATION

Yokneam, Israel, February 14, 2003 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, announced today that on February 11, 2003 it received notice of a Nasdaq Staff Determination that the Company failed to comply with Marketplace Rule 4450(b)(1)(A), which requires for continued listing that LanOptics' Ordinary Shares have a minimum aggregate market value of $50,000,000, and that its Ordinary Shares are subject to delisting from the Nasdaq National Market. LanOptics presently has 8,467,285 Ordinary Shares outstanding. On February 13, 2003, the closing sale price for LanOptics' Ordinary Shares on the Nasdaq National Market was $4.99.

LanOptics is requesting an appeal hearing before a Nasdaq Listing Qualifications Panel (the "Panel") to review the Staff Determination. Under Nasdaq Marketplace Rules, LanOptics' request will automatically stay the delisting pending the Panel's review and determination. Nasdaq staff will determine the date of LanOptics' appeal hearing. LanOptics' Ordinary Shares will continue to trade on the Nasdaq National Market pending a decision by the Panel. At this time, LanOptics is in compliance with all of the continued listing requirements of the Nasdaq National Market except for the market capitalization requirement.

There can be no assurance that the Panel will grant LanOptics' request for continued listing on the National Market. If LanOptics is unable to comply with all Nasdaq National Market listing criteria, LanOptics intends to apply to transfer its Ordinary Shares to the Nasdaq SmallCap Market, where Ordinary Shares of LanOptics would continue to be traded under the existing ticker symbol, LNOP. LanOptics' Ordinary Shares currently also trade on The Tel Aviv Stock Exchange. If LanOptics' Ordinary Shares are transferred to the SmallCap Market, they will be delisted from The Tel Aviv Stock Exchange, unless LanOptics publishes a prospectus in Israel.

About LanOptics
LanOptics is focused on its subsidiary, EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.

For more information on EZchip, visit its web site at http://www.ezchip.com. For more information on LanOptics, visit our web site at http://www.lanoptics.com.


       "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2003 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.